UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. __)*

AFFYMAX, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00826A109

(CUSIP Number)

Ivy Dodes
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

------------------------------------
CUSIP No. 00826A109                                                                           SCHEDULE 13D
------------------------------------
1	NAMES OF REPORTING PERSONS Credit Suisse
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

Page 2 of 18 Pages

Item 1.                                Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Shares”), of Affymax, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4001 Miranda Avenue, Palo Alto, California 94304.

Item 2.                                Identity and Background.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS USA Inc also owns all the voting stock of Credit Suisse Capital Holdings, Inc., a Delaware corporation and holding company (“CS Cap Hldgs Inc”), which is the sole member of Credit Suisse Capital LLC (“CS Cap”), which is a Delaware limited liability company and an over-the-counter derivatives dealer. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc, CS Cap Hldgs Inc, CS Cap and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout IX Plan Investors, L.P. (“SIPI”) are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX and, as such, is responsible for its day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of SIPI and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of SIPI. DLJLBO II is an indirect wholly-owned subsidiary of CS USA Inc. Kathleen D. LaPorte is a Managing Director of New Leaf Venture Partners, L.L.C. (“NLV”). NLV has entered into an agreement with DLJCC, which is an indirect subsidiary of the Bank. Pursuant to the agreement, NLV provides sub-management services for the Sprout investment portfolio. Ms. LaPorte also serves as a director on the Company’s board of directors.

Page 3 of 18 Pages

 The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, SIPI and DLJLBO II, is Eleven Madison Avenue, New York, NY 10010. Each of DLJCC, Sprout IX, Sprout Entrepreneurs and SIPI is individually referred to as a “Purchasing Entity,” and such entities are collectively referred to as the “Purchasing Entities.” The Purchasing Entities, Associates IX, DLJCA IX and DLJLBO II, are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJLBO II, CS Cap and CS Cap Hldgs Inc are set forth on Schedules A-1 through A-9 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap, CS Cap Hldgs Inc, the CS Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On August 26, 2004, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that Donaldson, Lufkin & Jenrette Securities Corp. (“DLJ”), predecessor in interest to CSFB LLC, violated Section 15(b)(4)(e) of the Exchange Act, which requires broker-dealers reasonably to supervise persons subject to their supervision with a view toward preventing violations of the federal securities laws, by failing reasonably to supervise a DLJ registered representative with a view toward preventing the registered representative’s violations of Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder. The SEC censured CSFB LLC pursuant to Section 15(b)(4) of the Exchange Act and ordered CSFB LLC to (i) pay a fine of $1 million, (ii) retain an independent consultant to evaluate the effectiveness of CSFB LLC’s supervisory and compliance systems, policies and procedures designed to detect and prevent violations of certain federal securities laws and (iii) implement all of the recommendations contained in the final report of the independent consultant.

Page 4 of 18 Pages

On May 31, 2005, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that CSFB LLC violated Section 17(a) of the Exchange Act and SEC Rule 17a-3(a)(2) thereunder and failed reasonably to supervise with a view toward preventing or detecting a CSFB LLC trader’s violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. In connection with the order, CSFB LLC undertook to improve various supervisory procedures. The SEC ordered CSFB LLC to (i) pay a fine of $200,000 and (ii) cease and desist from committing any current or future violations of Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.

On September 17, 2008, CSG announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (“ARS”). While neither admitting nor denying allegations of wrongdoing, CSG agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. CSG estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CSG also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement.  Other Wall Street firms were subject to similar requirements.

On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and CS Sec USA LLC as respondent, FINRA ordered CS Sec USA LLC to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to CS Sec USA LLC ownership of its portfolio with CS Sec USA LLC upon receipt of the arbitration award.

Item 3.                                Source and Amount of Funds or Other Consideration.

On February 13, 2009, the Purchasing Entities entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Company. Pursuant to the Securities Purchase Agreement, the Purchasing Entities agreed to purchase 652,262 additional Shares at $15.25 per Share and, in connection therewith, to receive warrants (each, a “Warrant,” and collectively, the “Warrants”) to purchase 423,971 additional Shares (“Warrant Shares”) at $0.125 per Warrant Share, for an aggregate purchase price of $9,999,991.88. The exercise price of the Warrant is $16.775 per Warrant Share. The Warrants are exercisable in cash or by net exercise for a period of five years from the consummation of the transactions (the “Closing”) contemplated by the Securities Purchase Agreement. The description of the Warrants and the Securities Purchase Agreement in this Item 3 are qualified in its entirety by reference to the full text of the Form of Warrant to Purchase Common Stock and the Securities Purchase Agreement, which were filed as Exhibit 4.5 and Exhibit 10.32, respectively, to the Current Report on Form 8-K filed by the Company on February 19, 2009, and are incorporated by reference herein.

The Closing took place on March 2, 2009. The following chart indicates the amount of Shares and Warrant Shares acquired by the Purchasing Entities in connection with the Closing.

Page 5 of 18 Pages

Purchasing Entities	Number of Shares Purchased	Number of Warrant Shares for which Warrants may be Exercised
Sprout Entrepreneurs Fund, L.P.	2,394	1,557
Sprout Capital IX, L.P.	607,440	394,836
Sprout IX Plan Investors, L.P.	35,065	22,792
DLJ Capital Corporation	7,363	4,786

The funds used by the Purchasing Entities to make the acquisitions described above were obtained from working capital.

Item 4.                                Purpose of the Transaction.

The Purchasing Entities purchased the Shares and the Warrant Shares pursuant to the Securities Purchase Agreement for investment purposes and, through representation on the Company’s board of directors, to influence the management policies of the Company with the aim of enhancing shareholder value.  The Reporting Person will review from time to time the Company’s business affairs and financial position as well as general economic and industry conditions existing at the time.  Based on such evaluation and review, the Reporting Person may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of the Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer.

(a)
As of March 10, 2009, the Reporting Person may be deemed to beneficially own an aggregate of 2,659,752 Shares, consisting of (i) 2,101,693 Shares and 394,836 Warrant Shares held by Sprout IX; (ii) 96,003 Shares and 22,792 Warrant Shares held by SIPI; (iii) 6,553 Shares and 1,557 Warrant Shares held by Sprout Entrepreneurs; (iv) 20,158 Shares and 4,786 Warrant Shares held by DLJCC; and (v) 11,374 Shares held by CS Sec USA LLC.

Accordingly, the Reporting Person may be deemed to beneficially own 13.9% of the outstanding Shares of the Company. This percentage is calculated based upon 19,087,551 outstanding shares of common stock of the Company, determined by adding the number of shares of common stock of the Company represented by the Company as outstanding as of February 13, 2009 in the Securities Purchase Agreement to the number of shares of common stock of the Company issued by the Company on March 2, 2009 in relation to the transactions disclosed by the Company in its Form 8-K filed on February 19, 2009, which transactions include the issuance of the Shares pursuant to the Securities Purchase Agreement.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, beneficially owns any additional Shares.

Page 6 of 18 Pages

(b)
With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities.

(c)	Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares during the period beginning 60 days prior to March 11, 2009.

(d)
No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or the CS Entities.

(e)	Not applicable.

Item 6.                               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth under Item 3 relating to the Securities Purchase Agreement and the Warrants is hereby incorporated by reference into this Item 6.

Item 7.                                Material to be Filed as Exhibits.

Exhibit 1: Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Company on February 19, 2009).

Exhibit 2: Securities Purchase Agreement (incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K filed by the Company on February 19, 2009).

Page 7 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2009

CREDIT SUISSE

By:	/s/ Ivy Dodes
Name:	Ivy Dodes
Title:	Managing Director

Page 8 of 18 Pages

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department and Head of the Global Markets Solution Group	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking and Americas Region Human Resources	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Global Investment Banking Division	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking Division and Americas Region	United States
Gael de Boissard	One Cabot Square London, Great Britain	Head of Global Securities, Co-Head in the Europe, Middle East and Africa (EMEA) Region and Head of the Global Rates and Foreign Exchange Group	France
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Equities and Securities Sales and Research	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking Division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Proprietary Trading	United States
Steven Kantor	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities and Co-Head of Illiquid Alternatives Business, Head of Credit Products, Head of Commercial Real Estate and Head of Private Placements Group	United States

Page 9 of 18 Pages

David Mathers	One Cabot Square London, Great Britain	Head of Finance and Strategy for Investment Banking Division	Great Britain
Jonathan McHardy	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Fixed Income Emerging Markets, Commodities, Life Finance, Special Opportunities and Tax	Great Britain
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Co-General Counsel for the Investment Banking Division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa Region	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking Division	United States

Page 10 of 18 Pages

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Page 11 of 18 Pages

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Page 12 of 18 Pages

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

Page 13 of 18 Pages

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Co-Chairman	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Page 14 of 18 Pages

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Page 15 of 18 Pages

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

Page 16 of 18 Pages

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Dave W. Chitty	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Chief Executive Officer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Howie Shams	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Augustine Vargetto	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operation Officer	United States

Page 17 of 18 Pages

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Page 18 of 18 Pages